Exhibit (a)(1)(x)
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Co. Reg. No. : 199503003D)
NEWS RELEASE
TEMASEK SUBSIDIARY SINGAPORE TECHNOLOGIES SEMICONDUCTORS
COMMENCES CASH OFFER FOR STATS ChipPAC LTD.
Singapore, 16 March 2007 — Temasek Holdings (Pte) Ltd’s (“Temasek”) wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), today announced the commencement of its voluntary conditional cash offer for the remaining shares (including shares represented by American Depositary Shares (“ADS”)) in STATS ChipPAC Ltd. (“STATS ChipPAC,” SGX-ST: STATSChP, Nasdaq: STTS) that STSPL does not already own (the “Offer”). STSPL currently has approximately a 35.3% stake in STATS ChipPAC. The offer and withdrawal rights will expire at 3:30 PM Singapore time, 3:30 AM New York time, on Friday, 13 April 2007, unless the Offer is extended.
The Offer Price is S$1.75 in cash for each share and S$17.501 in cash for each ADS. The Offer is conditioned upon, among other matters, STSPL receiving acceptances of such number of shares which, together with all other shares owned, acquired or agreed to be acquired by STSPL and its concert parties, would represent more than 50 per cent of the total outstanding shares of STATS ChipPAC following the close of the Offer.
If shares tendered into the Offer result in STSPL owning at least 90 per cent of outstanding shares in STATS ChipPAC (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL will offer a higher cash purchase price of S$1.88 per share or S$18.802 per ADS to all shareholders who accept the Offer, regardless of when their shares are tendered.
The Offer includes an offer by STSPL for STATS ChipPAC’s outstanding US$115,000,000 Convertible Notes due 2008 and US$150,000,000 2.50% Convertible Notes due 2008. The offer for the convertible notes is conditioned on the Offer for the shares and ADSs becoming unconditional in all respects.
The terms and conditions of the Offer are set out in the Offer to Purchase and other materials filed by STSPL with SGX-ST and the Securities and Exchange Commission (“SEC”) on 16 March 2007 and are available on SGX-ST’s website at www.sgx.com and at the SEC’s website at www.sec.gov.
In connection with the cash offer, STSPL today posted the attached announcement of dispatch of the Offer to Purchase.

[1] For the purpose of illustration only, S$17.50 for each ADS is equivalent to US$11.46 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

[2] For the purpose of illustration only, S$18.80 for each ADS is equivalent to US$12.32 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

About Temasek Holdings (Pte) Limited
Incorporated in 1974, Temasek Holdings is an Asia investment firm headquartered in Singapore. Supported by affiliates and offices around Asia, it manages a diversified S$129 billion (about US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies. The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology as well as bioscience & healthcare.
Temasek’s total shareholder return since inception in 1974 has been 18 percent compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor’s and Moody’s respectively. For further information on Temasek please visit www.temasekholdings.com.sg.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a service provider of semiconductor packaging design, assembly, testing and distribution solutions. STATS ChipPAC is headquartered in Singapore and has manufacturing facilities located in Singapore, South Korea, China, Malaysia and Taiwan and test pre-production facilities in the United States.
This press release does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, to all holders of ordinary shares, ADSs and the specified convertible notes of STATS ChipPAC, subject to compliance with applicable laws. Holders of ordinary shares, ADSs and convertible notes of STATS ChipPAC are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com, on the website of the SEC at www.sec.com, from The Central Depository (Pte) Limited, at +65 6535-7511 (for holders of ordinary shares held through CDP), from M&C Services Private Limited, at +65 6227-6660 (for holders of ordinary shares held in scrip form) or from the information agent, MacKenzie Partners, Inc., at +1 800 322-2885 (for holders of ADSs and Convertible Notes). Questions or requests for assistance may be directed to the financial adviser, Goldman Sachs (Singapore) Pte., at 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas), or to the information agent.
The directors of Singapore Technologies Semiconductors Pte Ltd (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of Singapore Technologies Semiconductors Pte Ltd has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release and announcement.
For media queries, please contact:
Singapore
Ivan Tan
Weber Shandwick
Tel: +65 6825 8027
Email: itan@webershandwick.com
US
Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
Tel: +1 212 895 8612
Email: jwilkinson@joelefrank.com

2